

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2018

Richard Peters
President and Chief Executive Officer
Merrimack Pharmaceuticals, Inc.
One Kendall Square, Suite B7201
Cambridge, MA 02139

> **Re: Merrimack Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 13, 2018**
> **File No. 001-35409**

Dear Dr. Peters:

We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 4, page 40

1.   Please expand your disclosure to specifically state whether you have any plans, proposals or arrangements, written or oral, to issue any of the newly authorized shares of common stock for general corporate or any other purposes. If there are any such plans, please describe them.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance